June 7, 2011

Via EDGAR

Angie Kim

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Kim:

Re:

Yukonic Minerals Corp. (the “Company”)

Registration Statement on Form S-1

Filed May 10, 2011

File No. 333-171470

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.

We note your response to comment three in our letter dated April 14, 2011 and the related revisions in your filing on page 15 noting that you “have not yet commenced operations beyond developing a business plan.”  Please revise to remove the implication that your business plan is complete and state, such as you do in the second paragraph on page 5, that you “have not yet commenced operations and [you] have primarily undertaken only organizational activities.”

ANSWER:  We have made the requested revisions.

2.

We note your response to comment five in our letter dated April 14, 2011.  Please also state whether (a) those responsible for Ms. Tesluck’s connection with Yukonic Minerals Corp. and (b) any others who participated in the preparation of the prospectus disclosure in the registration statement have any experience in the marketing or sale or creation of a start-up mining or other new companies for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission.  As applicable, please describe the particulars to us in necessary detail.

ANSWER:  There are no others responsible for Ms. Tesluck’s connection with Yukonic Minerals Corp and no others who participated in the preparation of the prospectus disclosure in the registration statement have any such experience.

Summary, page 5

3.

We note your response to comment seven in our letter dated April 24, 2011 that the discrepancy in the third to last paragraph on page 5 has been revised.  However, it does not appear that any revision has been made.  Please revise to state, if true, that there are 1,350,000 shares of common stock issued and outstanding as of the prospectus date.

ANSWER:  The requested revision has been made.

Description of Business, page 15

General, page 15

4.

We note your response to comment 11 in our letter dated April 14, 2011 and the related revisions in your filing in the first paragraph on page 16 that you “will require additional financing in order to the [sic] initial phase of exploration of the property to determine…”  Please clarify this statement.

ANSWER:  The statement has been clarified.

Our Planned Exploration Program, page 19

5.

We note your statement that you anticipate commencing phase one of your exploration program in Spring of 2011.  Please update your disclosure to provide for the activities discussed in the second paragraph on page 21.

ANSWER:  We have made the requested revisions.

6.

We note your response to comment 14 in our letter dated April 14, 2011 and the related revisions in your filing.  The added disclosure appears to only address phase one of your exploration program.  Please enhance your disclosure to detail the steps you intend to take to initiate and execute phases two and three of your planned exploration program.  To the extent you do not know this information, please clearly state so in your filing.

ANSWER:  We have revised the disclosure on page 20 to read as follows:

We have not yet determined the exact steps we will take in phase two and three of our planned exploration program.  We will more fully-develop these steps once we have completed the first phase of reconnaissance on the Ram property including a review of previously completed GIS mapping and geological reports completed on the property.  Additional data on the Ram claim is required before we commit to a phase two or phase three exploration program.  However, if we were to proceed to phase two, it is presently expected that phase two of the exploration program will cover detailed geological mapping and sampling of the area.  Phase two is expected to take up to 6 months to complete.  If we decided to proceed to phase three, it will likely Phase three will involve permitting for full-scale mining operations.  Phase three is also expected to take up to 6 months to complete.  The preliminary components of the budget for the second and third phases of the exploration work program are as follows:

Financial Statements, page 29
General

7.

We note your filing includes unaudited interim financial statements for the period ended December 31, 2010.  Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

ANSWER:  The financial statements have been updated.

Balance Sheet, page F-12

8.

Please note that your interim financial statements should include a balance sheet as of the end of the preceding fiscal year.  Please revise.  Please see Rule 8-08 of Regulation S-X.

ANSWER:  The balance sheet was erroneously omitted from the EDGAR filing.  It has been included in the current filing.

Part II Information Not Required in the Prospectus, page 30
Indemnification of Directors and Officers, page 30

9.

We note your response to comment 22 in our letter dated April 14, 2011 and the related revisions in your filing.  Please reconcile the last full paragraph and related four bullet points on page 30 with Article IX of your Bylaws.

ANSWER:  The paragraph has now been reconciled.

Please contact me if you have any further questions.

Yours truly,

Yukonic Minerals Corp.

Per: /s/ Pamela Tesluck

Pamela Tesluck
President & C.E.O.